UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Andrew A. Allen
1115 Stonegate Court
Roswell, Georgia 30075
(678) 491-4844

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 3, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 6

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew A. Allen Family Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	(7)	SOLE VOTING POWER
NUMBER OF		2,393,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		2,393,000

	(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,393,000

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

(14)	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 89267P 10 5	Page 3 of 6

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew A. Allen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	(7)	SOLE VOTING POWER
NUMBER OF		2,520,960
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		2,520,960

	(10)	SHARED DISPOSITIVE POWER
-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,520,960

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 89267P 10 5	Page 4 of 6

     This Amendment No. 3 further amends Item 5 of the Statement on Schedule 13D filed by Andrew A. Allen with the Securities and Exchange Commission on January 10, 2001, as amended by Amendment No. 1 filed on May 10, 2002 and Amendment No. 2 filed on September 20, 2002, with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc. (“Issuer”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

Information with respect to Andrew A. Allen Family Limited Partnership:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Andrew A. Allen Family Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Andrew A. Allen Family Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the cover page.

     (b)  Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through December 3, 2002: On December 3, 2002, in Plantation, Florida, Andrew A. Allen Family Limited Partnership completed the privately-negotiated sale of 1,000,000 shares of Common Stock to TradeStation Group, Inc. for $1.35 per share.

     (d)  Not applicable.

     (e)  Not applicable.

Information with respect to Andrew A. Allen:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Andrew A. Allen expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Andrew A. Allen is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through December 3, 2002: On December 3, 2002, in Plantation, Florida, Andrew A. Allen Family Limited

CUSIP No. 89267P 10 5	Page 5 of 6

Partnership completed the privately-negotiated sale of 1,000,000 shares of Common Stock to TradeStation Group, Inc. for $1.35 per share.

     (d)  Not applicable.

     (e)  Not applicable.

CUSIP No. 89267P 10 5	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2002	/s/ Andrew A. Allen

(Date)	(Signature)

Andrew A. Allen, President of Allen Holdings Corp., the general partner of Andrew A. Allen Family Limited Partnership

(Name and Title)

December 9, 2002	/s/ Andrew A. Allen

(Date)	(Signature)

Andrew A. Allen, individually

(Name and Title)